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                                                                    EXHIBIT 99.4

                              INFOSYS TECHNOLOGIES
                           Q1 RESULTS CONFERENCE CALL
                           10 JULY, 2003, 2:00 PM IST

Moderator: Good afternoon ladies and gentlemen. I am Prathibha, the moderator for this conference. Welcome to the Infosys Q1 results conference call. For the duration of the presentation all participants' lines will be in the listen only mode. After the presentation, the question answer session will be conducted for International participants connected to SingTel. After that the question answer session will be conducted for participants in India. I would like to hand over now to the Infosys Management. Thank you and over to Infosys.

Krishnan: Thank you Prathibha. Good afternoon and thank you all for joining us today to discuss the results for the first quarter of fiscal year 2003-2004. I am Krishnan and I am a member of the Investor Relations Team in Bangalore. Joining me in this conference room in Bangalore India is CEO and President Mr. Nandan Nilekani, COO Mr. Kris Gopalakrishnan, and CFO Mr. Mohandas Pai and other members of the senior management team. We will start with a brief statement on the performance of the company during the quarter and the outlook for the future, after which we will open up the discussion for questions and answers. Before I hand over to Mr. Nandan Nilekani, I would like to inform all of you of the safe harbor. Anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our fillings with SEC, which may be found on www.sec.gov. I would also like to remind all of you that this earnings call is being webcast live and is also being recorded. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Krishnan and I would like to welcome all of you to this analyst call after the announcement of the results for the first quarter for this financial year.

Our income for the year was at 1081 Crores, which was an increase of 41% over the comparable quarter and our earnings per share increased by 28% over the corresponding quarter in the previous year. We have also added 22 new clients. I think overall what we are saying is that there is an increased interest in offshore outsourcing, it is becoming mainstream and we continue to see business opportunities as many major corporations look at outsourcing; however, the pricing environment remains challenging and we do see a lot of competition both from our competitors in India as well as global incumbent companies trying to provide the same solution. We believe that our value proposition to clients remains differentiated even in the increasing presence of such competitors.

We have essentially had strong volume growth which has exceeded our initial expectations, we have had volume growth of about 12% of which 6% has been onsite volume growth and 14% has been offshore volume growth. This has helped us to

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increase our offshore mix by 1.9%. We have also been able to bring in efficiencies across the board. We have able to reduce our cost on onsite subcontractors by over $2 million, which gave us a net gain of about $500,000. We have been able to improve our utilization and take it up from 82.1% to 83.9%, and hence all these efficiency productivity and expense optimization initiatives, at the same time, we have used the money from these initiatives to improve and increase the salaries for our people in India. So, while on the one hand we have got some improvements from these efficiencies, we have also made sure that these efficiencies are given back to our employees and we have increased salaries in India, which we think is an important part of our strategy.

I think, all said and done the business outlook, I mean there are challenges, the economy continues to be uncertain, but we see volume demands from the customers, at the same time pricing continues to be challenging. With this I will request my colleague Kris Gopalakrishnan, Chief Operating Officer, to say a few words and then hand over to Mr. Pai, CFO.

Kris Gopalakrishnan: Thanks Nandan. The utilization, as Nandan said, has gone up to 83.9% excluding trainees, and including trainees actually it has dropped from
77.8 to 77.3, so I think including trainees it is a healthy number. The total strength of the employees has crossed 17,000; we added 2175 employees this quarter of which 303 were laterals, and the net addition is 1739. This 2175 is one of the largest in our history.

The onsite percentage has come down in revenue and effort terms and offshore has increased, and the number of million dollar clients is 113, the corresponding number previous quarter was 115, but the $50 million customers have increased from 2 to 3, $30 million customers have increased from 3 to 4, and $10 million clients from 16 to 19, the top client contribution to revenue stands at 5.7. The revenue growth of 7.7 this quarter is comprised of a volume growth of 9.6% and a price decline of 1.9%. As Nandan said 22 new clients were added and our performance across the different industry segments have been good. North America contributed more this quarter, so the percentage of North American business has increased. Mohan.

Mohandas Pai: Gross margin percentage came down to 47.1% from 48.1%. Our employee cost as part of cost of revenue went up to 43.3 from 41.8 as Nandan said. We had an adverse impact of rupee appreciation of 0.6% on the gross margin and subcontractor cost reduced to 2.5 from 3.7. So overall a part of the cost increase was neutralized by decreasing subcontractor cost. Contrary to what people thought our SG&A cost has gone up to 14.9% from 14.7%, out of which sales and marketing has gone up to 7.4 from 6.8. We continue to make significant investments in sales and marketing and what we have done is expense optimization and not mere cost reduction. Our G&A has come down to 7.5% from 7.9% - the cost reflects the cost of settlement with Mr. Phaneesh Murthy. Our operating percentage is at 32.2% from 33.4% and I think the operating percentage decline is due to decline in the gross margin of 1%, increase in sales and marketing of 0.6% countered by a decrease in G&A of 0.4%. We had said we will have efficiencies in G&A in SG&A going forward of 100 basis points for the year, our assumption for the rest of the year still remains valid to a great extent.

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Our depreciation amortization has come down to 4.1% from 5.2%. Other income is at 2.1 as against 2.2 and in the other income we have had a provision made for investment, we have provided about $1.4 million - $400,000 for Stratify, erstwhile Purple Yogi and $1 million for Cidra. We still have investment of $2 million in Cidra.

Now the rupee exchange rate did have an adverse impact on our figures for the quarter, but we have overcome that. The average rate of the rupee declined by 1.5% for this quarter from 47.67 to 46.95, where as the period end rate declined by 2.4% from 47.53 to 46.4. So the gross margin impact of this has been 0.61% and we had a nonoperating translation impact of a negative 1.16. We made gains on forward contracts of 1.88%, which gave us a positive about 0.72%, which came as income, which was used to provide for Cidra and Stratify. For the rest of year, we have maintained a forward cover, we have about $140 odd million for second quarter at 46.92, and also for the third quarter, for the fourth quarter we do not have much, but we have more than $250 million at 47 rupees. The one thing that could go wrong for rest of the year could be that a sharp drop in the quarter end dollar rate, which could lead to a rupee appreciation and that could have an impact on translation. So, we have to wait and see how it comes about.

Our PBT for this quarter was 30.5 as against 30.9. Tax rate has come down to 4.8 from 5.5. The reason is domestic tax has come down to 1.4 from 1.8, that was anticipated, but foreign tax has come down to 3.4 from 3.8. The result is the impact of the price decline is being felt when you make projections for foreign taxes. We had assumed 5.3% for taxes for this year. Now for the rest of the year, it will be 4.8% of the revenues around 15.5 to 15.8% of pretax income. So, net income is at 25.7% as against 25.4%. And we have had good cash flows, our cash and cash equivalence is 1826 Crores at the end of the quarter and we have had 187 Crores accruals during this quarter despite paying dividends of more than 100 Crores and we have made investments of 100 Crores in liquid mutual funds due to the demands of some shareholders.

As Nandan said, we have revised our guidance upwards. Our earnings guidance has been revised from 161-163 to 169-169.8. Let me give the breakup of this. We will see a decline in the EPS due to rupee appreciation from our April 10th guidance of 47.4 to the current rate of 46.4. So, the decline in future if any should to be countered by forward sales. We left both these things open. Reduction in the tax is expected to give us Rs. 3 positive. The rupee appreciation gives us Rs.
3.40 of rupees negative and Rs. 8.60 will be because of scale enhancement. If you look at our US GAAP figures have shown an upward trend in terms of the guidance and the Indian GAAP remains almost constant, the reason is that if we take the exchange rate at the beginning of the year at 47.40 and apply that to the entire year and look at the rate now there is a decline of about 97.5 Crores in revenues. So, we have seen an adverse impact of the rupee appreciation of about 96.50 Crores, which has been factored in and that is why you see an increase in the dollar projection but do not see much increase in the rupee projection. The dollar guidance has gone up to 966-981.9 from 946-963 and EPS from 1.7-1.73 to 1.81-1.82. Thank you.

Krishnan: Yeah, Prathibha now we will open the floor for discussions.

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Moderator: Sure sir. At this moment, I would like to hand over the proceedings to Zareena at SingTel to conduct the Q&A for international participants. After this, we will have a question and answer session for India participants. Thank you and over to Zareena.

Zareena: Thank you Prathibha. We will now begin the question and answer session for participants connected to SingTel bridge. Please press *0 or pound 0 to ask a question. Participants are requested to restrict to one question in the initial round of the question and answer. Follow up question will be taken up later. To ask the question please press *0 or pound 0.

Okay, first question come from Sujit, UBS, Singapore.

Sujit: Yeah, Hi, gentleman congratulations on extremely good set of results. I just had one question at this point, I mean currently if you look at your pre-exceptional numbers for the quarter, if you exclude the provision for investments as well as the provision made for the outstanding legal case, the actual EPS growth for the quarter is actually almost in double digits. Given that kind of a strength and the fact that your Q2 guidance and FY-04 guidance are implying almost flattish trend for the next three quarters - that is a very sharp drop from what you have achieved in this quarter and since you have also given a sense that things seem to be improving on an incremental basis, can you just reconcile these two things and tell us what is going into your thinking there, thanks.

Nandan Nilekani: Well, I think, let me just clarify the outlook. I think if you go back to what we said in April and now, I think the two material changes have been the cessation of hostilities in Iraq and the passing of SARS as an issue, but I think on all other things it is really the same situation as April. No. 1,The economic outlook continues to be uncertain. No. 2, Offshoring is becoming main stream. No. 3, Pricing continues to be a challenge. No. 4, There is a global competition emerging no. 5,There is because of the unemployment situation in the west that are increasing demands to push back on visas and also proposals to reduce outsourcing. Plus no.6,

         1.       There is a rupee appreciation that is happening.

I think, having looked at all these factors while I agree with you that this quarter has been pretty good in terms of 12% volume growth and all other things that you have mentioned, I think going forward, we still have to exercise some degree of caution because of the overall uncertainty and we have tried to factor all that into the revised guidance that we have given you.

Moderator: Thank you, next in queue, we have Mr. Dhingra from JP Morgan. Go ahead sir.

Dhingra: Yeah, thank you. Congratulations on a good quarter. On a different note, could you walk us through the ADR program, you know in terms of how the mechanics will work and what is the time line for the whole process.

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Mohandas Pai: We have said that the ADR documents would be dispatched to our shareholders on the 12th. Now the RBI and Ministry of Finance have laid down guidelines that say that from the time the issue opens till the time that you should close it or do the issue there is a gap of about 90 days, and that is part of the regulation. The boundary conditions are fixed as in the documents are going to go out and a lot more details are available there. At this point of time, we cannot make any comments apart from what is said right now.

Moderator: Okay, thank you. Next on line, we have [name of person not audible] from [name of entity not audible]. Go ahead.

Lady participant: Hi. I was just wondering whether we can tell us more about your expense optimization, what do you mean. Does it mean that you are doing some sort of a resource allocation, reassessment as to the different business unit and how do you measure that.

Nandan Nilekani: I think when we talked about expense optimization there are four or five strands in that.

The first is we have had a concerted effort to reduce the number of onsite subcontractors that we have, which if you look at the data had been growing in the last financial year, and because we replaced the onsite subcontractors we had with our own employees, we were able to cut the gross cost by about $2.2 million and a net gain of about $500,000. That is no. 1. second, We have worked on reducing the number of non-billable people onsite without sacrificing any of the delivery and customer satisfaction requirements. So, we have looked across the company and streamlined that to make sure that we reduce the onsite non-billable cost either by realigning redundant situations or by making people billable or whatever, so that is the second thing. Third, We have improved our utilization. The utilization has gone up from 82.1% to 83.9% and that 1.8% improvement in utilization, while the cost do not go up, the revenues go up. Fourth, We have increased the offshore mix in the man-months added this quarter only 6% increase in onsite man-months but a 14% increase in offshore man-month giving a blended improvement of about 12% and this has increased the offshore man-months by 1.9%. This again is a significant thing.

So, I think a combination of utilization improvement, more offshore work, reduction of the subcontractors, and also I think reduction of non-billable people, and travel management and ensuring there is efficiency in travel management, all these things together have contributed to this improvement. All these things have no impact on what we do for our customers. All these things have no impact on customer satisfaction, and in fact as I mentioned earlier, the gains that we have got from these efficiency improvement have been ploughed back by giving increments to a lot of our employees in India.

Lady participant: Yes, I understand. Actually what I was guessing at was really in actual management of doing this optimization, what matrix do you use, do you look at revenues per employee or the profitability or you know how do you do it, per person or have you changed your business unit to monitor that.

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Mohandas Pai: We look at contribution per employee. I think the key matrix for us is what is the contribution per employee onsite and offshore. As you well know the contribution per employee could be high, but the percentage contribution could be low onsite where as the reverse offshore. So, when you try to move projects offshore, we move those projects where the contribution offshore too is really high. We have done this kind of rationalization in terms of a business mix and we also looked at investing in those parts of the business which still have good margins, for example, you see that the development part of the business has come down for this quarter compared to the previous quarter, and if you look at the mix, the mix shows a very interesting trend development is at 27.8% as against 31.2% and re-engineering has gone up to 6.7, other services which typically give us possibly higher rates have gone up to 35% from 32.3, but the accent is on investment in those areas where the margins are higher.

Lady participant: Okay, but are you able to tell me that if when you look at an employee you are able to tell say oh, this chap is able to produce that much profit on a cost basis, and therefore then you are able to optimize your resources. I can understand the overall you know moving of offshore and onshore, but when you actually have to move one person to do another job, you have to determine if this chap could not be able to squeeze more revenue based on his salary or another person.

Shibulal: To answer that specific question, for example, if you look at subcontractor rationalization which we did this quarter, priority was given to those subcontractors where the expense which we were incurring on the subcontract was definitely higher than what we would have incurred if it was an internal employee. So, prioritization of subcontractor rationalization, the method used was predominantly look at those subcontractors were the net outflow compared with our employee would have been higher. Utilization, if you look the utilization, we do have visibility in the utilization in various parts of the organization and those parts where the utilization is lower than normal we focussed on those areas to increase the utilization.

Lady participant: Right, thank you.

Moderator: Okay, next on line we have Ajay Sharma from Citi group. Go ahead sir.

Ajay Sharma: Yeah, hi, congrats on great results. On this onsite offshore mix, do you guys expect further improvement in next few quarters or you think it should stabilize at what you have already achieved.

Shibulal: As an organization we are always focussed on providing value to our customers from our offshore capabilities. So, there will always be renewed focus on offshoring work, at the same time customer satisfaction is equally important, so based on that we will continue to manage the onsite offshore mix.

Ajay Sharma: Secondly, on your variable pay out, did you pay the full sort of variable component this quarter.

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Kris Gopalakrishnan: Whatever was due this quarter was paid 100%.

Ajay Sharma: Okay, thanks a lot.

Moderator: Next on line, we have Mr. Bhuvanesh from Credit Suisse First Boston

Bhuvanesh: Hi sir, congratulations on the good results. Sir, my question is basically on the margins, do we see that on incremental business now our margins are to some extent stabilizing or still we see a downward trend in margins.

Mohandas Pai: On incremental business the margins have been better than the existing business, but let me put a caveat there, it is because of the tax rate decline, if you look at the figures exclusive of the tax rate decline, then there is not much of difference, it has been almost the same level, but we arrested the trend of declining margins on incremental business.

Bhuvanesh: Okay, and sir just one more question on basically onsite offshore mix. Initially when onsite was rising basically the explanation was given that this is due to the new project starts. Are we now seeing that new project stats are some what less compared to earlier or is there some other reason behind this change.

Shibulal: Actually I don't have the exact number of new project starts for this quarter, but there we don't see any material change in the number of project starts. What we have done is the projects which started before, we actually went in pushed for more offshore on those projects, and we also did strategic reviews with some of our accounts and managed more offshore that way.

Bhuvanesh: Thanks a lot sir, that is what I have.

Moderator: Thank you. Next on line, we have Mr. Narayan from Citi group. Go ahead sir.

Narayan: Yeah, hi, I just would like to clarify your mix, you mentioned that your main interest development....

Kris Gopalakrishnan: Can you be a little louder, we can't hear it.

Narayan: Okay, could you please repeat what you said about your business mix that maintenance versus development and can you comment on the trend there. Then secondly, the pricing issues, do you see that really as a cyclical problem or a structural issue and in particular what impact the advisory firms are having on pricing in the industry.

Nandan Nilekani: I think the advisory firms are having an impact especially in the strategic sourcing area, because what is happening in the strategic sourcing space is that

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customers are having the advisory services and floating RFPs and driving that whole thing, but I mean this is not a trend which began this quarter, this is a trend which began may be five to six quarters back. So, in that sense it is no different from what has happened earlier.

Kris Gopalakrishnan: On the business mix actually, I am looking at last 12 months, development has come down from 32.1 to 30.6, again looking at last 12 months June to June, maintenance has come down. Basically, the businesses which have gone up are like package implementation went up from 9.6 to 12.2; consulting went up from 4.0 to 4.3. Testing is a new service, which we have introduced, 3.0 to 3.7, and you know we have started services like infrastructure management, all of them are slightly added to the new business mix actually. Other services under which all these comes have gone up from 25.8 to 31.7 if you look at last 12 months. So, there is some change in the mix in the business.

Narayan: And when you gave your comments on pricing changes during the period, does that reflect also the change in business mix or is it completely separate from the change in mix.

Mohandas Pai: It reflects the change in mix. For example, the services like package implementation could have higher revenue, let's say development could have lower revenue. It reflects the change in the mix too.

Narayan: Okay, so when you say pricing declined by 1.9%, it sounds like the mix actually got more profitable. So, like-on-like pricing went down more than 1.9%, is that correct.

Mohandas Pai: Well, theoretically, yes. I think you are right because different verticals and different segments have different pricing. It depends on the mix and the growth of each of the segments in any particular quarter.

Narayan: Would you hazard an estimate about how much pricing went down in like-on-like verticals or like-on-like products.

Mohandas Pai: We do have the data, but we think that is a matter of much much more detail at this point of time, so if you forgive us we will leave it at that.

Narayan: Thank you.

Moderator: Okay. Next question, once again we have Sujit from UBS Singapore.

Sujit: Yeah, hi. Actually, I wanted to just ask a followup question to Nandan on the same issue. I mean, you mentioned that you are conservative and cautious because of things like the MNC competition, the visa issues, and the rupee, but at the same time when we are asking you this question on each of these single issues, the response is that you guys are not very worried and actually quite comfortable about that. I mean, visa,

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you said, you had an inventory and you can do local hiring. Rupee, you said, the hedging can make the EPS impact neutral, and MNCs, you all said, you know, they haven't really made much progress and your model's entry barriers are high. So, at one point, you are saying that you are not worried about these three issues but that is making you give a guidance of may be 1% EPS growth sitting on the back of almost 10% EPS growth. Can you just explain that a bit more Nandan.

Nandan Nilekani: No, I think you know, for example, let's take visa. When we say we are not worried about the visa issue what we are saying is that the number of visas that we have with us today and the number of visas we have in the pipeline, and factoring in the kind of legislative changes that may occur, we believe that we are well prepared for the situation. Having said that remember that everything that happens on visas increases the cost of doing business. If they raise the fees for visa that increases the cost of doing business. If they want people to come and do an interview in the Chennai Consulate that raises the cost of doing business. If they want to have some new tax in the US, that raises the cost of doing business. So, I think, we should distinguish between the ability to get visas as a structural and strategic risk and the cost of doing it. So, with each of these things there are cost associated, and we have to look at those costs and those costs also have to be factored in to the model to give the earnings guidance. So, that is why I think the two are not inconsistent.

Sujit: But, is there something that like you know the low-price customers who are going to ramp up in the future, which is making you believe that there will be a material change to the price volume dynamics going forward or is it just this general concerns.

Nandan Nilekani: No, no. As we told you in April, we have estimated revenue productivity decline of 1% a quarter for four quarters, which is cumulative about 5%. This quarter, the revenue productivity decline has been 0.9% on onsite and 0.4% on offshore, which is less than what we had anticipated. But, we believe that for the rest of the year, we do except to continue to see that 1% decline. That 1% decline is based on looking at the customer mix, looking at the business from existing customers and the rates they give us, looking at business from new customers, the rates they give us and the expected decrease in volume, and all that after that computation we have got this 1% decline per quarter.

Sujit: Okay. Thanks a lot.

Moderator: Okay. Thank you. Due to some constraint, we are now handing over to Pratibha for question and answer on India side. Go ahead Pratibha.

Moderator: Thank you very much Zareena. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions, please press *1 on your touch-tone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to restrict to one question in the initial round of Q&A session. Followup questions will be taken later.

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To ask a question, please press *1 now. First in line, we have Mr. Chetan Shah from Quantum Securities.

Chetan Shah: Congratulations for the excellent result Sir. If you can give me more details on Progeon, that is the total number of clients at present and number of processes, and the employees, and the hiring plan for the remaining three quarters.

Akshaya Bhargava: Progeon, this quarter reported revenues of 12.87 Crores, a gross profit of 5 Crores, and profit after tax of 79 lakhs. We added two clients during the quarter and the total employee strength is 882, which is up 343 during the quarter.

Chetan Shah: Yeah, the number of the processes and the total number of active clients there.

Akshaya Bhargava: Our total clients as of now are seven, of which five are active. The number of processes is hard to answer, but on an average it would be five or six processes per client.

Chetan Shah: Okay, and hirings.

Akshaya Bhargava: For the next quarter we expect to add somewhere between 250 to 300 people.

Chetan Shah: Okay, thanks.

Moderator: Thank you very much sir. Our next question comes from Mr. S. Ganguly of ABN Amro.

Ganguly: Hello, this is Saurabh here. Just a question. In this quarter, we had a lot of efficiency gains coming from cost cutting and improvement in utilization. Now is it fair to say that the organization is running at the best efficiency level and even your depreciation, which fell this quarter, may go up going forward.

Mohandas Pai: Our philosophy is to better ourselves every single day of the year and every quarter upon quarter. So, I think this kind of excellence is an ongoing drive. We have set up an excellence initiative with Infosys, which is ongoing, and I cannot say with certainty that we will get the same kind of benefits, but I think compared to the previous fourth quarter, we are at a different slightly higher level.

Ganguly: Okay, and what is the view on depreciation as a percentage of sales. Because after the last quarter you had indicated that depreciation as a percentage of sales may remain at the same level, but this time you have seen a fall, so should we assume it as a trend or we might have fluctuations over the quarter.

Mohandas Pai: I think there will be some fluctuations because you know depreciation is 4.1% because the revenues are higher than what we had forecasted earlier and last quarter

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it is 5.2%, the fourth quarter of the year is typically a time when depreciation will be the highest, and I think going forward there will be some fluctuations.

Moderator: Thank you very much sir. Our next question comes from Mr. Amit Khurana of Birla Sunlife.

Amit Khurana: Hi. Just one check. Mohan if you could give us the man-months billed during the quarter and the specific billing rates.

Mohandas Pai: Yeah. Let me give you the person-months. Person-months is for the total company is 35,447 billed as against 31,846, 11.3%. 6.1% increase in onsite and 14% increase in offshore. When offshore increases you will find that the revenues don't go up to the same extent when onsite increases. The onsite revenues are at 129,300, offshore 53,200. Onsite has come down by 0.9%, but if you look at the service for offshore, service is at 52,800 as against 53,000. This time in our spreadsheet we have given an interesting mix. We have taken out the product because in banking business the revenues came down from about $10.3 million to $8.4 million and since the banking business is taken as a part of the offshore it leads to increased volatility. We have shown that separately, and if you take services we have come down from 53,000 to 52,800, which is a decline of 0.4%, but at the blended basis the decline is 2.5. Decline in blended may not have a material impact on the margins, but you must see onsite and offshore separately.

Amit Khurana: Okay. One question, this is on Progeon actually. If you could give us the sense of the kind of people whom we have added during the current quarter and the likely areas of addition that we are looking at going forward. This is with reference to our efforts to set up a middle management team at Progeon. How far have we gone on that effort.

Akshay Bhargava: I am sorry, I am going to ask you to repeat the second part of your question. Are you talking about the management team or.....

Amit Khurana: The middle management team.

Akshay Bhargava: We have added a number of people at the management level. We have added a head of transition who has come to us after 16 to 17 years with Bank of America and Credit Lyonnais. We have added a person at CFO level who comes to us from Bharti Televentures. We have added a number of people in our product management area. In the banking area, we have somebody with 15 to 16 years from Citi Bank, we have in securities a person who was head of global custody for Morgan Stanley with 18 to 20 years in the industry, and we have a lady in our finance and accounts area who has spent 18 years with KPMG and Price Waterhouse.

Amit Khurana: Thanks.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Followup questions will be taken later. Next in line, we have Mr. Shishir from Business World.

Shishir: Hi, I just wanted to check, you guys have said that you know stuff like package implementation, consulting, and testing that has increased and that is typically higher revenue. Is it higher margin as well?

Shibulal: Yeah, part of it is of higher margin also.

Shishir: What could be the difference between let's say development, maintenance, and these kind of services.

Shibulal: We do look at those but we really don't want to share that information at this point in time.

Shishir: Thank you.

Moderator: Thank you very much sir. Next in line, we have Mr. Ganesh Duvry from Alchemy.

Ganesh Duvry: Yeah, hi. I had a couple of questions. Firstly, I just want to point out a few things. First is, you hired 1700 people in this quarter on a net basis against your guidance of about 800 to 1000 people. You have billed incrementally about 1000 people offshore, which is the highest in any quarter for you. Onsite prices have declined and offshore prices have declined much less than what you had guided for. The contribution offshore has jumped two percentage points. Your utilization level has been maintained at almost the same level despite such strong hiring. In about three months time, what are the things that have changed. I mean, Nandan mentioned that nothing has changed apart from the fact that SARS issue is behind us and the Iraq war is over. What are the other things that led to such strong performance in just three months' time.

Shibulal: As mentioned in the press release, the volume growth has been definitely more than what we had expected in the beginning of the quarter. In fact, almost all the points which you mentioned can be related to that the utilization levels remained high because of the higher than expected volume growth. We were able to shift work from onsite to offshore that also contributed to the utilization level; to maintain the same amount of revenue you will have more people working offshore. The hiring, you know we hired so many people if you look at our utilization excluding trainees we have moved up, but if you look at our utilization including trainees we have moved down. It has come down by
0.1 or 0.2%, and that is important to watch because that is what will allow us to grow in the continuing months. That means, those trainees, which are in training right now, will come out in the coming months and that will allow us to continue our growth. Thank you.

Moderator: Thank you very much sir. Next in line, we have Mr. Anantanarayana from Morgan Stanley.

Anantanarayana: Yeah, hi. Good afternoon everyone. Nandan, I will give your comments on your views on the dividend pay out policy in the CNBC interview today morning. Now, what would make you change these views.

Nandan Nilekani: I think as we have been saying we believe that the cash we have is strategic. We also believe that as our company grows and revenue and our balance sheet grows, the amount of cash that we need to have or the liquidity we need to have also grows. So, I think that is the basis for that, but we will continue to look at it and certainly if we believe that there is a change in what we need to do, we will do that, but at this point there is no change in our policy.

Moderator: Thank you very much sir. Next we have Mr. Manoj Singhla from JP
Morgan.

Manoj Singhla: Yeah, good afternoon sir. Congratulations once again on excellent quarter. My question just relates to the assumptions for your Q2 guidance in terms of pricing, volume, margins, tax rate, and also for the year, have they changed from the last quarter.

Mohandas Pai: The tax rate has changed like we said. The reason for that is the pricing decline has been factored in. We have made up our tax returns for the previous year, and we found that taxes payable will be less, so we have it here. Two, as far the pricing is concerned, even though the pricing in the first quarter has been less than what we anticipated, we have not changed our model, the less decline in the first quarter, we have budgeted into our second quarter. So, at the end of the year, we will land up with the same kind of pricing that we had thought of earlier.

Moderator: Thank you very much sir. Our next question comes from Mr. Mahesh Vaze of Refco Securities.

Mahesh Vaze: Yeah, I have a couple of small questions. One thing I wanted to understand what the attrition rate was like last quarter and has there been movement throughout the quarter in that attrition rate, and secondly, I just wanted to understand the depreciation coming down sequentially, what were the drivers, are some of the assets now off the books and are still being used or what exactly happened.

Hema Ravichander: At the end of last quarter the attrition was 7.9%. When we reported in April it was in the range of 6.5%. Traditionally also, Q1 and Q2 are periods when people leave for higher studies, so these are also times when attrition is slightly higher than the rest of the trend.

Mohandas Pai: As far the assets are concerned let me assure that all the assets that we have are in the books, we have no off the balance sheet asset. We don't take on any leases except for properties wherever we need to have it outside India. As far the depreciation is concerned, depreciation level depends upon capitalization, you might be aware that we write off or depreciate our technology assets over two years and the amount of capitalization of technology assets in the first quarter was less compared to the budget.

Moderator: Thank you very much sir. Our next question comes form Mr. Supratim Basu of ICICI Securities.

Supratim Basu: Hi, good afternoon gentlemen and congratulations on a great quarter. My question is on your revenue mix by service offering. I notice that development revenues have kind of dropped off this quarter both as a percentage and in absolute terms. Could you actually explain us this has basically I mean what is causing this drop. Thanks.

Shibulal: This can be correlated to a shift in the IT philosophy actually happening in large corporations. Today, it is nice- to- have things that have been put on hold so that means the new development work will tend to come down a little bit. While must-to -have and the maintenance kind of activities, which are you know, clearly cannot be put on hold are definitely being done, and also you know as we said the year-to-year package implementation has gone up. We believe that there is a lot of shelf ware available in various organizations, which are licensed to be paid but not being used and now they are being getting implemented. So, I believe that explains the shifts.

Moderator: Thank you very much sir. Coming up next is Mr. Apoorva Shah from Prabhudaas Leeladhar.

Apoorva: Yeah, good afternoon sir. I just wanted to know what is the amount that you have written off regarding the legal case with Phaneesh Murthy and also if you can confirm, you know, you mentioned that there is a salary increase that you have provided to your employees, but I also understand that your entry level salaries have been changed, that you have actually reduced the entry level salaries compared to last year. If you can just comment on that.

Mohandas Pai: We provided 2.48 Crores for Mr. Phaneesh Murthy, there was the provision earlier of about 2.40 Crores made last year plus there was a reimbursement of legal fees that we incurred last year which came, which was used to make our part of the bargain of $1.5 million. I think I will ask Hema to answer the salary question.

Hema Ravichander: We have looked at the market trend and we have increased salaries where it is most critical, primarily at the experienced software engineers, program analysts, project managers, and earlier in April for some of the other senior level positions. Yes, we have looked at the salary levels for fresher, engineer trainees, and there has been a marginal change in that compensation.

Moderator: Thank you very much sir. We have our next question from Mr. Mahendra Gupta of SBI Capital.

Mahendra Gupta: Hello, good afternoon everybody and congrats on good results. My question relates to the number of client additions you have made, about 22 clients, but on the net basis, there is addition of only one client. Could you talk about the 21 clients, which have been inactive or have been lost during the quarter. What kind of clients were those. And is it under the rationalization program etc. Thank you.

Nandan Nilekani: It is actually the last part of your question is really the answer. This is a constant process of rationalization of the accounts where we find that it is perhaps better for us not to continue serving. We cease to have those accounts and that is why the net addition is lower.

Moderator: Thank you very much sir. Next in line we have Mr. Mithali Gosh from DSP Merrill Lynch.

Mithali Gosh: Yeah, hi. Congratulations on a great quarter. I wanted to understand, you know, better the key factors which are leading to this challenging pricing that you have referred to a number of times. As in, are you seeing incremental rates for new customers, you know, stabilizing versus what you have seen in the last quarter, and secondly, you know, how much pressure you are seeing from existing customers and similarly, you know, volume discounts, the third factor, if you could just elaborate some thoughts on those please.

Nandan Nilekani: Okay, first of all the rates are not really uniform across all services, vertical, solution offering and so on. So the statements we make on rates really have to be taken in that context. Having said that if you look at the bulk of strategic sourcing related rates, we think that in the coming months we are going to see less adjustment on rates with existing clients because most of the adjustment has been done and that is about all we can say right now because the economy is still uncertain and we have to see what the market holds for us.

Moderator: Thank you very much m'am. Our next question comes from Mr. Vipin Khare of SmithBarney.

Vipin Khare: Hi, this is Rahul Dhruv here from SmithBarney. My question was on two things. One was Mohan mentioned that there is, you know, the expense optimization process goes on. What should we expect going forward in terms of further measures which can help, you know, kind of nullify the impact of a stronger rupee?

Mohandas Pai: Rahul it is difficult to point a finger and say this is what is going to happen today, tomorrow, this month, next month. It is an ongoing process like we said earlier and I think we are trying to make sure that by expense optimization, we get the biggest bang for the buck that we spend. If you make an ROI analysis of each kind of spending and wherever the ROI is highest, we try to move towards that.

Rahul Dhruv: Sure. And also on BPO, what will be the target.......

Akshay Bhargava: Sorry, could you repeat that?

Moderator: Mr. Rahul? Are you with us sir?

Rahul Dhruv: Yeah I am here. Hello?

Moderator: Please go ahead sir.

Rahul Dhruv: Yeah, I just wanted to know what is the target operating model for Progeon.

Akshay Bhargava: Okay. I think the target operating model that we want to work at is something that gives us the net income of in the region of 15-20%.

Rahul Dhruv: Okay. Thank you.

Moderator: Thank you very much sir. Next we have Mr. Vijay Bhayani from DSP Merrill Lynch.

Vijay Bhayani: Thanks. Congratulations to the entire team for producing such a good result. My question is on the pricing strategies, in your negotiations for the newer RFPs, in your cost estimations what rupee number do you, you know, assume for the next two or three years please.

Mohandas Pai: Well, we have not assumed any rupee figure for the next two or three years because we quote in dollars.

Vijay Bhayani: Right. So, in that case does that mean that if rupee appreciates further, then it can impact your margins?

Mohandas Pai: Of course that is exactly what we have been saying for the last one year.

Vijay Bhayani: Right thanks.

Mohandas Pai: Except that it could be mitigated by forward hedges for a limited period of time, some cost savings, some shifting of work offshore, etc,.

Vijay Bhayani: Right. And one last question on Finacle. Can you explain the reasons why Finacle sales declined this quarter and what is the outlook going forward.

Nandan Nilekani: No, I think, package sales, you know, cannot really be seen every quarter changing. In that way there is some cyclicity that is there. So, I don't think it is anything unusual. It is just that it is a cyclical nature of product sales.

Vijay Bhayani: Okay. Is it possible to get some kind of an order book situation on Finacle?

Nandan Nilekani: No.

Vijay Bhayani: Right. Thanks a lot.

Moderator: Thank you very much sir. Next we have Mr. Aditya from Lohia
Securities.

Aditya: Yeah. Congratulations for your good results. I would like to know two questions. What is the impact of your China trade and how is it going to contribute in the net profit in the coming years and what was the contribution of China trade in this quarter?

Male Speaker: Can you repeat the question please?

Aditya: Yeah, I would like to know.....

Male Speaker: Can you be slightly louder?

Aditya: Yeah. I would like to know one thing. What about your expansion in China and how far it is going to contribute in the net profit in coming years and how far has it contributed in the present quarter?

Shrikant: As you know that we are already working in China on a reactive? mode. We do have some projects we are delivering projects from India. So we have business plan of moving to China and exploiting that market. So we need to see as it goes.

Nandan Nilekani: But in terms of revenues remember that our revenue from the region is 1% or less. So at this point it is still not a material part of our revenue.

Aditya: Okay. Thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Chellappa from Franklin Templeton.

Chellappa: Yeah. I want to know if all your existing clients have had a billing rate reduction.

Male Speaker: Inconvenient question.

Nandan Nilekani: No, you see, what we have seen in the past few quarters is a sharp decline in the market rates and corresponding to that we have adjusted most of our client rates have already seen the adjustment and there may be some adjustment balance that will be happening in the future, but aside from that we really can't say much further than that. But whatever declines that we expect to see on the prices is built into the model of 1% per quarter decline in revenue productivity.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor back to the Infosys management for final remarks.

Nandan: We have come to the end of this conference. I would like to thank each and every one of you for having taken the time and the effort to participate. We value the questions that you have raised and we look forward to continuing to report to you on a quarterly basis. So look forward to seeing you in October. Thank you. Bye bye.

Moderator: Ladies and gentlemen, thank you for choosing CyberBazaar's conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.